Corporate Law Solutions A Professional Law Corporation

CLS	Gregory W. Preston, Esq. Managing Director 907 Sandcastle Drive Direct Dial: 949.760.0107 Corona del Mar, CA 92625 gpreston@corp-law.com
January 18, 2017

VIA EDGAR

and FEDERAL EXPRESS

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc. (the “Company”) Post-Effective Amendment No. 2 to Form S-11 Registration Statement-File No. 33-205684

Dear Ms. Gowetski:

On hehalf of the Company, please find Post-Effective Amendment No. 2 to the Form S-11 Registration Statement marked to show changes from Post-Effective Amendment No. 1.

On behalf of the Company we request immediate effectiveness of this Amendment, or effectiveness on the earliest date that you may determine.

Please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W.PRESTON
Gregory W. Preston
Managing Director